================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549-1004

                           ________________________

                                   FORM 11-K


          (Mark One)
      /X/ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

          For the period ended December 31, 1999  Commission file number 1-9533

                                       OR


     / / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


                          CBS EMPLOYEE INVESTMENT FUND

     --------------------------------------------------------------------------

                           (Full title of the plan)



                                  VIACOM INC.
     ---------------------------------------------------------------------------

          (Name of issuer of the securities held pursuant to the plan)



                                1515 Broadway
                           New York, New York 10036

     ---------------------------------------------------------------------------

                   (Address of principal executive offices)

================================================================================

                          CBS EMPLOYEE INVESTMENT FUND
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS
                               -----------------

                                                                      Page
                                                                      ----

INDEPENDENT AUDITORS' REPORT                                            1

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits
   As of December 31, 1999 and 1998                                     2

 Statements of Changes in Net Assets Available for Benefits
   For the Years Ended December 31, 1999 and 1998                       3

 Notes to Financial Statements                                       4-12

SUPPLEMENTAL SCHEDULES:

 Schedule H, Part IV-

   Line 4(i) - Schedule of Assets Held for Investment Purposes
     As of December 31, 1999                                       S1-S14

   Line 4(j) - Schedule of Reportable Transactions
     For the Year Ended December 31, 1999                         S15-S16

Exhibit:
   I - Consent of Independent Accountants

                                   SIGNATURE

   Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                  CBS Employee Investment Fund


Date: May 26, 2000                            By: /s/ A.G. Ambrosio
                                                  -----------------------------
                                                  A.G. Ambrosio
                                                  Plan Administrator

                          INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of the
CBS Employee Investment Fund


We have audited the accompanying statements of net assets available for benefits of the CBS Employee Investment Fund ("the Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1999, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Mitchell & Titus LLP
Philadelphia, Pennsylvania
May 26, 2000

                         CBS EMPLOYEE INVESTMENT FUND
                Statements of Net Assets Available for Benefits
                          December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                            (in thousands)
                                                            1999        1998
                                                         ----------  ----------
ASSETS

Cash                                                     $      261  $    1,425
Investments, at fair value                                  947,557     709,986
Investments, at contract value                              417,395     434,357
Loans to participants                                        17,596      16,079
Employer's contributions receivable                             988          --
Employee's contributions receivable                           1,134          --
Interest and dividends receivable                                72         116
Receivable from brokers for unsettled trades                  1,966         814
                                                         ----------  ----------

     Total assets                                         1,386,969   1,162,777
                                                         ----------  ----------

LIABILITIES

Payable to brokers for unsettled trades                       1,471       2,995
Other liabilities                                                80         184
                                                         ----------  ----------

     Total liabilities                                        1,551       3,179
                                                         ----------  ----------

     Net assets available for benefits                   $1,385,418  $1,159,598
                                                         ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                          CBS EMPLOYEE INVESTMENT FUND
          Statements of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                                                        (in thousands)
                                                                                  1999                   1998
                                                                               ----------             ----------
ADDITIONS
Contributions:
  Employer                                                                     $   11,587             $    9,329
  Employee                                                                         54,148                 41,103
                                                                               ----------             ----------
                                                                                   65,735                 50,432
                                                                               ----------             ----------

Investment income:
  Dividends                                                                         3,335                  2,766
  Interest                                                                         27,914                 29,053
  Net appreciation of investments                                                 219,577                130,464
                                                                               ----------             ----------
      Investment income, net                                                      250,826                162,283
                                                                               ----------             ----------

Transfers in - Group W employees                                                       --                134,524
                                                                               ----------             ----------

      Total additions                                                             316,561                347,239
                                                                               ----------             ----------

DEDUCTIONS

Benefits paid to participants                                                      89,300                 86,574
Administrative expenses                                                             1,441                    881
                                                                               ----------             ----------

      Total deductions                                                             90,741                 87,455
                                                                               ----------             ----------

      Net increase                                                                225,820                259,784

      Net assets available for benefits, beginning of year                      1,159,598                899,814
                                                                               ----------             ----------

      Net assets available for benefits, end of year                           $1,385,418             $1,159,598
                                                                               ==========             ==========

  The accompanying notes are an integral part of these financial statements.

                          CBS EMPLOYEE INVESTMENT FUND
                         Notes to Financial Statements
                           December 31, 1999 and 1998
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The CBS Employee Investment Fund ("the Plan") was established by CBS Broadcasting Inc. (the "Company" and the "Plan Administrator") (formerly CBS, Inc.) a wholly owned subsidiary of CBS Corporation (the "Corporation" or "CBS") (formerly conducted business as Westinghouse Electric Corporation). On May 4, 2000, CBS was merged with and into Viacom Inc. ("Viacom").

     The Plan was established to provide a convenient way for employees of the Company to save and invest for retirement. The Plan is considered a defined contribution type of profit sharing plan and, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Beginning April 1, 1999 the Plan's investment options were modified as outlined below. Participants should refer to the Plan document for a complete description of the Plan.

     Eligibility
     -----------

     All employees of the Company and certain of its subsidiaries in the United States, as well as U.S. citizens abroad, who are employed on a full-time basis in executive, non-union office and hourly positions, are eligible to participate in the Plan immediately. Employees working on a part-time basis are eligible to participate in the Plan upon the completion of one year of employment, if the employee worked at least 1,000 hours in that year. Other groups designated by the Company or by the terms of a collective bargaining agreement are also eligible to participate in the Plan.

     Investments
     -----------

     Beginning April 1, 1999, the Plan was modified to add the Infinity Stock Fund as an investment option. The Plan now has eleven investment options, which are: Stable Value Fund, Short Term Life Cycle Fund, Medium Term Life Cycle Fund, Long Term Life Cycle Fund, S&P Index Fund, Active U.S. Equity Fund, Small Cap U.S. Equity Fund, International Equity Fund, Company Stock Fund (consists of CBS Corporation common stock), Infinity Stock Fund and the Self-Directed Account.

     Pursuant to the May 4, 2000 merger between CBS and Viacom, each share of CBS common stock held by the Plan was converted into 1.085 shares of Viacom Class B Common Stock. Plan provisions and investment options have remained the same and employer contributions are now being invested in Viacom Class B Common Stock.

     Employees are allowed to transfer balances among any of the eleven fund options in increments of 1%.

                          CBS EMPLOYEE INVESTMENT FUND
                         Notes to Financial Statements
                           December 31, 1999 and 1998
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN (continued)

     Investments (continued)
     -----------

     The Self-Directed Account allows Plan participants to establish an investment account with the trustee and gain access to an expanded number of investment options. A Self-Directed Account can be established if the participant has a Plan balance of at least $5,000 and the minimum initial investment option is $2,500. Additional transfers into the Self-Directed Account must be in $1,000 increments. Fees are charged on transactions in the Self-Directed Account and are charged directly against the participant's Self-Directed Account balance.

     Additionally, the Plan maintains a Loan Provision Fund relating to outstanding participant loans as discussed below.

     The Plan allows employees to request loans from their account without incurring a taxable event. Participants may request loans for a minimum of $1,000, but not to exceed the lesser of $50,000 (reduced by the highest outstanding balance of any loan from the Plan during the prior twelve months) or one half of the market value of the vested portions of all the participant's separate accounts on the date of the loan. No more than one loan may be made per year, and not more than two loans may be outstanding. When a participant has two loans, one of the outstanding loans must be for the purpose of purchasing a primary residence.

     Interest on participants' loans are based on the latest blended rate for the Stable Value Fund, rounded to the nearest quarter percentage point, as of the valuation date of the calendar quarter preceding the loan's effective date. The loans must be repaid within five years, with the exception of a loan used to acquire a primary residence, for which repayment is not to exceed fifteen years. In the event of default on a loan payment, all remaining payments are considered immediately due and payable. The defaulted portion of any outstanding loan including accrued interest is offset against the remaining balance in the participant's account.

2.   SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting
     -------------------

     The financial statements of the Plan have been prepared under the accrual method of accounting.

                          CBS EMPLOYEE INVESTMENT FUND
                         Notes to Financial Statements
                           December 31, 1999 and 1998
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

     Basis of Accounting (continued)
     -------------------

     During the year the Plan adopted Statement of Position 99-3 ("SOP 99-3") Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters. Pursuant to SOP 99-3, a defined contribution plan that provides participant-directed investment programs is no longer required to disclose amounts relating to those individual programs as a separate fund in the financial statements in columnar form, or in the related disclosures.

     Reclassification
     ----------------

     Pursuant to the adoption of SOP-99-3, certain information for 1998 has been reclassified to conform to the 1999 presentation.

     Investment Valuation
     --------------------

     An individual participant's interest in the funds of the Plan is represented by the dollar value of the participant's individual account.

     Investments, except for certain guaranteed annuity and investment contracts, are stated at fair value. Investments in securities traded on a national securities exchange are valued at the closing sales price on the last business day of the year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid price; participations in pooled trust funds are stated at the Trust's beneficial interest in the aggregate fair value of assets held by the particular fund as reported by the Plan's fund manager. The carrying value of the Plan's investment in the guaranteed annuity contracts and guaranteed investment contracts is cost plus accrued interest.

     Investment Transactions and Investment Income
     ---------------------------------------------

     Purchases and sales of securities are reflected on a trade-date basis. Gain or loss on sales of securities is based on average cost.

     Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

     The net appreciation (depreciation) of investments, consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments, as reflected in the Statement of Changes in Net Assets Available for Benefits.

                         CBS EMPLOYEE INVESTMENT FUND
                         Notes to Financial Statements
                          December 31, 1999 and 1998
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

     Use of Estimates
     ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     Payment of Benefits
     -------------------

     Benefits are recorded when paid.

3.   CONTRIBUTIONS

     Contributions from participants and the Company are recorded in the period the Company makes payroll deductions from participants. Employee participation in the Plan is voluntary. Employee contributions can be between 1% and 15% of base annual salary on a before or after-tax basis. Employees may contribute, on a before-tax basis, up to a maximum of $10,000. Participants may also make additional voluntary lump sum contributions on an after-tax basis. Employee contributions are directed by participants to any combination of funds, as designated by the employee. Subsequent to January 1, 1998, such allocations to the funds may be made in 1 percentage point increments (previously .5% increments).

     The Company may make performance based discretionary contributions to the Plan. Company matching contributions are based on employees' before tax contributions (up to a maximum of 5% of eligible pay). In 1999 and 1998, the Company match equaled 50% of each $1.00 contributed on a before-tax basis, up to 5% of eligible pay. Employer contributions are initially directed to the Company Stock Fund. Employees can subsequently transfer the employer contribution, in increments of 1% to any of the fund options.

     Company contributions become vested at the rate of 33-1/3% per annum until fully vested after three years of employment.

     The overall maximum annual contribution to the Plan for a participant, including before-tax, after-tax and Company matching contributions is $30,000 or 25% of an employee's base pay. All employer and employee contributions are subject to specified limitations as described in ERISA and other applicable federal and state laws.

                         CBS EMPLOYEE INVESTMENT FUND
                         Notes to Financial Statements
                          December 31, 1999 and 1998
--------------------------------------------------------------------------------

4.   DISTRIBUTIONS

     Upon termination, participants have the option of receiving the balance in their accounts in cash or monthly payments over a period of time not to exceed 240 months. For terminated participants, who have an account balance in excess of $5,000, an option is available to leave their account balance in the Plan and have it distributed at any valuation date provided however, that payments commence no later than April 1, of the year following the year in which they reach age 70 1/2. Terminated participants with account balances of less than $5,000 receive a mandatory lump sum payment.

     Non-vested employer contributions are forfeited upon termination and are used to reduce future employer contributions. At December 31, 1999 and 1998, forfeited nonvested amounts were $52,000 and $152,000, respectively.

     Withdrawals of a participant's after tax contributions account are permitted at any time, but are limited to two withdrawals per calendar year.

     Withdrawals of a participant's tax-deferred contributions are permitted after the participant has reached age 59-1/2, or before reaching such age in the event of hardship, but are limited to two withdrawals per calendar year.

     The Tax Reform Act of 1986 imposed a 10% penalty on certain withdrawals and distributions made before the participant reaches age 59-1/2.

5.   INVESTMENTS

     Investments held by the Plan at December 31, 1999 and 1998 are summarized by their fair and contract values in the following table:

                                                                (in thousands)
                                                    ----------------------------------------
                                                        1999                         1998
                                                    ----------                    ----------
          Common stocks                             $  237,792  (B) (C)           $  106,963  (B)
          Value of interest in unallocated
            insurance contracts                        417,395  (A) (B)              434,357  (A) (B)
          Common collective trust                      600,641  (B)                  510,028  (B)
          Registered investment companies              109,124  (B)                   92,995  (B)
          Participants loans                            17,596                        16,079
                                                    ----------                    ----------
                                                    $1,382,548                    $1,160,422
                                                    ==========                    ==========

          (A)  Represents contract value.
          (B)  Represents 5 percent or more of the Plan's net assets.
          (C) Includes common stock of related parties, CBS Corporation ($192,819) and Infinity Broadcasting ($17,851).

                          CBS EMPLOYEE INVESTMENT FUND
                         Notes to Financial Statements
                           December 31, 1999 and 1998
--------------------------------------------------------------------------------

5.   INVESTMENTS (continued)

     For the years ended December 31, 1999 and 1998, the net appreciation in the fair value of investments is summarized as follows:

                                                                           (in thousands)
                                                             ----------------------------------------
                                                                 1999                         1998
                                                             -----------                    ---------
          Common stocks                                         $103,102                     $  9,744
          Common collective trust                                106,468                      113,027
          Registered investment companies                         10,007                        7,693
                                                                --------                     --------
                                                                $219,577                     $130,464
                                                                ========                     ========

     The Plan has a number of benefit-responsive investment contracts with certain insurance companies. At December 31, 1999 and 1998, the Plan held $417 million and $434 million, respectively, of unallocated insurance contracts. These contracts are recorded at their contract values. The relevant contract and fair value information is summarized below:

                                                       1999: (in thousands)
     -----------------------------------------------------------------------
                                    Effective  Contract   Contract    Fair
     Investment Contracts             Date       Rate      Value     Value
     -----------------------------------------------------------------------
     Allstate Life Ins. Co.          01/08/96      6.67%  $ 10,536  $ 10,553
     Allstate Life Ins. Co.          01/08/98      5.45%    53,061    51,256
     Chase                           06/01/99      5.82%    34,042    33,568
     John Hancock Mutual Life        01/13/99      6.15%    41,747    40,826
     John Hancock Mutual Life        01/13/99      7.00%    22,373    21,994
     Monumental Life Ins. Co.        03/27/97      7.00%    60,447    58,630
     New York Life Ins. Co.          07/01/94      7.45%    14,347    14,466
     New York Life Ins. Co.          07/01/94      7.55%     8,481     8,563
     New York Life Ins. Co.          01/13/99      7.25%    37,979    39,115
     Prudential (MBIA Insured)       06/30/95      6.64%    37,508    37,457
     State Street Bank and Trust     08/19/98      5.36%    66,750    64,282
     Transamerica Life Ins. Co.      03/01/99      6.12%    28,116    27,409
     UBS                             11/22/99      5.90%     2,008     1,996
     -----------------------------------------------------------------------
          Total                                           $417,395  $410,115
     =======================================================================

                          CBS EMPLOYEE INVESTMENT FUND
                         Notes to Financial Statements
                           December 31, 1999 and 1998
-------------------------------------------------------------------------------

5.   INVESTMENTS (continued)

                                              1998: (in thousands)
     ------------------------------------------------------------------
                                  Effective  Contract Contract   Fair
     Investment Contracts            Date     Rate     Value    Value
     ------------------------------------------------------------------

     Aetna Life (MBIA Insured)      04/01/98  6.50%  $ 89,130  $ 89,906
     Allstate Life Ins. Co.         08/16/96  6.67%    10,534    10,793
     Allstate Life Ins. Co.         01/08/98  5.99%    54,254    54,923
     Jackson National Life          08/23/96  6.46%    11,536    11,563
     John Hancock Mutual Life       11/28/95  6.00%    27,772    27,867
     John Hancock Mutual Life       06/10/97  4.33%    15,050    15,176
     John Hancock Mutual Life       03/05/98  5.35%    26,218    26,511
     Monumental Life Ins. Co.       12/01/98  6.61%    60,696    62,370
     New York Life Ins. Co.         07/01/92  7.80%    13,567    13,635
     New York Life Ins. Co.         07/01/94  7.25%    52,350    52,910
     New York Life Ins. Co.         09/08/94  7.35%     7,900     8,436
     Prudential (MBIA Insured)      04/01/98  6.26%    35,225    36,079
     State Street Bank and Trust    08/19/98  5.33%    30,125    30,511
     ------------------------------------------------------------------
          Total                                      $434,357  $440,680
     ==================================================================


6.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated May 13, 1997, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC").

     The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

     Participants will not be subject to income tax on contributions made on their behalf by the Company nor on the plan earnings credited to their account until such time as they withdraw all or any part of their accumulated balance.

                          CBS EMPLOYEE INVESTMENT FUND
                         Notes to Financial Statements
                           December 31, 1999 and 1998
--------------------------------------------------------------------------------

7.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                                                       December 31,
                                                                           -----------------------------------
                                                                              1999                    1998
                                                                           ----------               ----------
                                                                                      (in thousands)
     Net assets available for benefits per the financial
      statements                                                            $1,385,418              $1,159,598
     Amounts allocated to withdrawing participants                                (200)                 (1,080)
                                                                            ----------              ----------
         Net assets available for benefits per Form 5500                    $1,385,218              $1,158,518
                                                                            ==========              ==========

     The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

                                                                                Year Ended December 31,
                                                                        --------------------------------------
                                                                             1999                    1998
                                                                        --------------           -------------
                                                                                     (in thousands)
     Benefits paid to Participants per the financial statements                $89,300                 $86,574
       Add: Amounts allocated to withdrawing participants
         during the year                                                           200                   1,080
       Less: Amounts allocated to withdrawing participants
         during the previous year                                               (1,080)                 (1,083)
                                                                        --------------           -------------
         Benefits paid to participants per Form 5500                           $88,420                 $86,571
                                                                        ==============           =============

     Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

8.   PLAN EXPENSES

     Certain administrative expenses are paid by the Company.

9.   PLAN TERMINATION

     The Company has not expressed any intent to terminate the Plan. However, it is free to do so at any time, subject to the provisions of ERISA. In the event of termination, participants will become 100% vested and the net assets of the Plan shall be allocated among the participants and their respective beneficiaries of the Plan in the order provided for in ERISA.

                          CBS EMPLOYEE INVESTMENT FUND
                         Notes to Financial Statements
                           December 31, 1999 and 1998
--------------------------------------------------------------------------------

10.  SUBSEQUENT EVENTS

     Plan Amendments
     ---------------

     Effective January 1, 2000, all active employees of the Westinghouse Savings Plan, another qualified plan sponsored by the Company, became participants of the Plan. On January 6, 2000, assets relating to sixty-seven Westinghouse Savings Plan participants were transferred to the Plan. The market value of the assets at that time was $8,252,000.

     Effective January 1, 2000, certain participants of the Plan were transferred to the Infinity Broadcasting Corporation Employees' 401(k) Plan, another qualified plan sponsored by the Company. On January 13, 2000, assets relating to two thousand and forty-four Plan participants were transferred to the Infinity Broadcasting Corporation 401(k) Plan. The market value of the assets at that time was $88,608,000.

                         CBS EMPLOYEE INVESTMENT FUND
Schedule H, Part IV, Line 4(i) - Schedule of Assets Held for Investment Purposes
                            As of December 31, 1999
================================================================================

         (b)  Identity of Issue, Borrower, or Similar Party                                         (e) Current
(a)      (c)  Description of Investment                                    (d) Cost                      Value
---  ------------------------------------------------------------          ------------             ------------
     Interest-Bearing Cash
     ----------------------
            CANADIAN DOLLAR TRADING                                        $        422             $        422
     Corporate Stock - Common
     ------------------------
            AMFM INC COM                                                         11,438                   19,386
            AMR CORP DEL                                                         59,375                   67,000
            AT&T CORP COM                                                        81,158                   74,034
            AT&T CORP COM LIBERTY MEDIA A                                           535                    1,023
            ASD SYSTEM COM                                                       13,534                    8,875
            ACXIOM CORP COM                                                       1,483                    1,200
            ADVANCED MICRO DEVICES INC                                            8,499                   11,807
            AGILENT TECHNOLOGIES INC                                              4,975                    9,046
            AIRONET WIRELESS COMMN INC COM                                        2,808                    8,348
            ALCOA INC COM                                                         7,048                    9,628
            ALCATEL ADR                                                           4,737                    9,000
            ALLSTATE CORP COM                                                    12,531                   12,031
            AMAZON COM INC                                                      240,540                  297,573
            AMERCO INC COM                                                        5,117                    5,000
            AMERICA ONLINE INC DEL                                            2,773,961                3,443,056
            AMERICAN BUSINESS FINL SVCS                                           1,337                    1,175
            AMERICAN EXPRESS CO                                                   3,308                    4,988
            AMERICAN INTL GROUP INC COM                                           1,043                    1,352
            AMERITRADE HLDG CORP CL A                                            84,415                   56,821
            AMGEN INC                                                            35,667                   49,612
            ANHEUSER BUSCH COS INC COM                                              663                      638
            APPLE COMPUTER INC                                                    5,147                   10,281
            APPLIED DIGITAL SOLUTIONS INC                                         1,240                    1,500
            APPLIED MATLS INC                                                    34,236                   57,009
            ARIBA INC COM                                                     1,093,161                1,695,350
            AT HOME CORP SER A COM                                               42,016                   27,612
            ATPLAN INC COM                                                       13,644                    8,394
            AUTHORISZOR INC COM                                                   3,588                    3,588
            AVANT CORP COM                                                        3,149                    3,000
            BJ SVCS CO                                                            7,813                   20,906
            BMC SOFTWARE INC COM                                                  3,342                    5,995
            BALLARD PWR SYS INC                                                   7,391                    5,638
            BANK OF AMERICA CORP                                                 13,259                   11,995
            BANK ONE CORP COM                                                     4,806                    3,200
            BANYAN SYS INC                                                       10,867                   10,820
            BARNESANDNOBLE COM INC CL A                                           1,481                      851
            BE INC COM                                                              798                    1,118
            BEA SYS INC COM                                                      73,660                  111,341
            BECTON DICKINSON & CO COM                                             7,786                    8,081

                                                                              S1

                         CBS EMPLOYEE INVESTMENT FUND
Schedule H, Part IV, Line 4(i) - Schedule of Assets Held for Investment Purposes
                            As of December 31, 1999
================================================================================

         (b)  Identity of Issue, Borrower, or Similar Party                                         (e) Current
(a)      (c)  Description of Investment                                    (d) Cost                      Value
---  ------------------------------------------------------------          ------------             ------------
            BELL ATLANTIC CORP COM                                                9,317                    9,234
            BELL CDA INTL INC                                                    13,227                   20,419
            BELL INDS INC                                                         2,944                    3,243
            BELL SOUTH CORP                                                       4,683                    4,681
            BERKSHIRE HATHAWAY INC DEL CLA                                      346,970                  280,500
            BERKSHIRE HATHAWAY INC DEL B                                        126,045                  102,480
            BEST BUY INC COM                                                     19,136                   18,442
            BID COM INTL INC COM                                                  2,068                      498
            BIOGEN INC COM                                                       14,389                   18,590
            BLACKROCK INC CL A COM                                                  849                      859
            BOEING CO COM                                                         5,537                    6,630
            BOSTON CHICKEN INC                                                    3,735                      920
            BOSTON SCIENTIFIC CORP COM                                           13,132                   15,313
            BOTTOMLINE TECHNOLOGIES DEL INC                                       4,804                    5,004
            BRAINTECH INC NEW YORK                                                4,528                    3,188
            BRILLIANT DIGITAC ENTMT INC                                           1,093                      788
            BRISTOL MYERS SQUIBB CO COM                                          12,727                   12,838
            BROADCOM CORP CL A COM                                               73,640                  115,759
            BROADVISION INC                                                       5,635                    9,694
            BROCADE COMMN SYS INC COM                                             6,071                   53,100
*           CBS CORP COM                                                    108,843,002              192,818,563
            CMGI INC                                                            180,113                  397,039
            CABLEVISION SYS CORP CL A                                             1,118                    1,510
            CABLETRON SYS INC COM                                                   292                      390
            CAMBELL SOUP CO COM                                                   5,500                    3,869
            CANDIE'S INC                                                         22,239                    9,084
            CASINO AIRLINK INC COM                                                   50                      110
            CATERPILLAR INC                                                      11,941                   10,325
            CELL GENESYS INC COM                                                  1,224                    1,281
            CELL PATHWAYS INC NEW COM                                               945                      925
            CENDANT CORP COM                                                      1,648                    2,656
            CERIDIAN CORP COM                                                    20,430                   21,563
            CHASE MANHATTAN CORP NEW COM                                          8,108                    7,769
            CHEMDEX CORP COM                                                     10,015                   16,983
            CHEVRON CORP COM                                                      2,488                    2,599
            CISCO SYS INC COM                                                   901,206                1,772,597
            CITIGROUP INC COM                                                    47,903                  101,323
            CLARION COML HLDGS INC CL A                                           5,958                    7,750
            CLOROX CO COM                                                           584                      504
            COCA COLA CO COM                                                     52,092                   52,837
            COGNITRONICS CORP                                                     3,559                    3,357
            COMMERCE ONE INC DEL COM                                             57,833                   26,528

                                                                              S2

                         CBS EMPLOYEE INVESTMENT FUND
Schedule H, Part IV, Line 4(i) - Schedule of Assets Held for Investment Purposes
                            As of December 31, 1999
================================================================================

         (b)  Identity of Issue, Borrower, or Similar Party                                         (e) Current
(a)      (c)  Description of Investment                                    (d) Cost                      Value
---  ------------------------------------------------------------          ------------             ------------
            COMPAQ COMPUTER CORP                                                107,323                   90,719
            COMPUSA INC COM                                                       1,508                    1,266
            COMTECH TELECOMMUNICATIONS COR NEW                                    2,447                    1,475
            CONEXANT SYSTEMS INC                                                 12,484                   12,943
            CONVERGYS CORP COM                                                    1,938                    3,075
            COREL CORP                                                           69,732                   32,549
            COSMOZ COM INC COM                                                    1,130                      394
            COVAD COMMUNIVATIONS GROUP INC COM                                    6,931                    7,272
            CREE INC COM                                                         10,206                   25,613
            CRESCENT REAL ESTATE EQUITIES INC TR TEX RE COM                       2,300                    1,838
            CYBERSOURCE CORP DEL COM                                              3,267                    3,881
            DATA BROADCASTING CORP                                                7,822                    2,475
            DAYTON HUDSON CORP COM                                                4,608                    5,141
            DAYTON MNG CORP COM                                                   1,460                    1,161
            DEERE & CO COM                                                        1,013                    1,301
            DELL COMPUTER CORP COM                                              285,874                  395,658
            DELPHI AUTOMOTIVE SYS CORP COM                                       41,889                   35,784
            DETOUR MAGAZINE INC COM                                                 325                      136
            DIAMOND ENTMT CORP COM                                                1,063                      235
            DIAMOND OFFSHORE DRILLING INC COM                                     9,441                    9,169
            DIGITAL INSIGHT CORP COM                                              4,122                    3,638
            DIGITAL RIV INC COM                                                   7,248                    6,296
            DISNEY WALT CO COM                                                  258,069                  248,003
            DISNEY WALT CO  GO COM                                               48,672                   31,611
            DOUBLECLICK INC COM                                                  36,432                   85,535
            DU PONT E I DE NEMOURS & CO COM                                       9,743                   10,145
            E DIGITAL CORP COM                                                   12,882                   16,962
            E-LOAN INC COM                                                        6,363                    2,763
            EMC CORP MASS                                                       559,624                1,124,947
            E TRADE GROUP INC                                                    50,363                   45,745
            EASTMAN KODAK CO COM                                                  4,738                    4,571
            EBAY INC COM                                                         38,222                   37,681
            ECHOSTAR COMMUNICATIONS CORP NEW CLA                                 62,558                  119,925
            EGGHEAD.COM INC NEW COM                                               1,862                    1,619
            EL PASO ENERGY CORP DEL COM                                           3,897                    3,881
            ELAN PLC ADR                                                          5,811                    4,927
            ELCOM INTL INC COM                                                    3,083                    2,550
            ELECTRIC CITY CORP COM                                                  623                      388
            EMULEX CORP NEW                                                       8,184                   11,250
            ENRON CORP COM                                                        8,193                    8,875
            ERICSSON L M TEL CO ADR CL B SEK 10                                  24,596                   32,844

                                                                              S3

                         CBS EMPLOYEE INVESTMENT FUND
Schedule H, Part IV, Line 4(i) - Schedule of Assets Held for Investment Purposes
                            As of December 31, 1999
================================================================================

         (b)  Identity of Issue, Borrower, or Similar Party                                         (e) Current
(a)      (c)  Description of Investment                                    (d) Cost                      Value
---  ------------------------------------------------------------          ------------             ------------
            ESHARE TECHNOLOGIES INC GA                                            4,396                    5,119
            ETOYS INC COM                                                        11,700                    3,938
            EVISIONS USA COM INC COM                                              9,036                    9,036
            EXECUTONE INFORMATION SYS INC                                         6,015                    6,715
            EXODUS COMMUNICATIONS INC COM                                        60,588                   75,846
            EXXON MOBIL CORP                                                      9,618                    9,668
            FTD COM INC CL A COM                                                 16,357                   10,500
            FREDDIE MAC CORP COM                                                  4,697                    4,706
            FANNIE MAE                                                           12,931                   12,488
            FIDELITY SELECT PORTFOLIOS UTILS PORTFOLIO                            7,322                    7,163
            FIDELITY VALUE FD SH BEN INT                                          5,106                    4,875
            FIRST AMERN FINL CORP CALIF                                           6,425                    2,488
            FIRST ENTMT HOLDING CORP COM                                            937                      321
            FIRST UN CORP COM                                                     6,081                    3,294
            FIRSTAR CORP COM                                                      2,547                    2,113
            FLEET BOSTON FINL CORP COM                                            5,364                    5,222
            4 KIDS ENTERTAINMENT                                                 11,535                    5,264
            GIC GLOBAL INTERTAINMENT CORP COM                                       737                       52
            GAP INC  COM                                                          5,361                    7,245
            GENERAL ELECTRIC CO  COM                                            165,532                  198,689
            GENERAL MOTORS CORP COM                                               6,348                    6,469
            GENERAL NUTRITION COS INC COM                                         1,791                    2,481
            GENESIS MICROCHIP INC COM                                             1,881                    2,113
            GENOME THERAPEUTICS CORP                                             12,546                   16,125
            GENSET SA SPONSORED ADR                                               3,107                    3,813
            GILLETTE CO COM                                                      34,793                   30,396
            GLOBAL NETWORK INC COM                                                1,275                      150
            GLOBAL TECHNOVATIONS INC COM                                          4,434                    2,625
            GOODYEAR TIRE & RUBR CO COM                                           1,474                      758
            GO2NET INC COM                                                        9,878                   17,052
            GREEN LEAF TECHNOLOGIES CORP COM                                      2,573                      800
            HRPT PPTYS TR COM SBI                                                38,443                   22,500
            HALLIBURTON CO                                                        5,184                    7,044
            HARTCOURT COS INC COM NEW                                             1,837                    1,506
            HASBRO INC COM                                                        6,344                    3,788
            HAUPPAGUE DIGITAL INC                                                   500                      382
            HEALTH CARE PPTY INVS INC COM                                        39,615                   28,650
            HEMISPHERX BIOPHARMA INC                                                273                      398
            HEWLETT PACKARD CO COM                                                  765                    1,138
            HOME DEPOT INC COM                                                   86,436                  136,950
            HOMESTAKE MNG CO COM                                                  2,604                    2,344
            HONEYWELL INTL INC COM                                                6,814                    7,789

                                                                              S4

                         CBS EMPLOYEE INVESTMENT FUND
Schedule H, Part IV, Line 4(i) - Schedule of Assets Held for Investment Purposes
                            As of December 31, 1999
================================================================================

         (b)  Identity of Issue, Borrower, or Similar Party                                         (e) Current
(a)      (c)  Description of Investment                                    (d) Cost                      Value
---  ------------------------------------------------------------          ------------             ------------
            HOUSEHOLD INTL INC COM                                               38,365                   35,388
            IDT CORP                                                              2,968                    1,888
            ICT GROUP INC                                                         1,237                    1,838
            I-LINK CORP COM                                                       3,188                    4,172
            IDENTIX INC                                                           5,847                    4,991
            IMATRON INC                                                           4,925                    6,093
            IMPERIAL PETE RECOVERY CORP COM                                       3,750                    2,063
*           INFINITY BROADCASTING NEW CL A COM                               16,895,937               17,851,149
            INFORMATION HWY COM INC COM                                             615                      575
            INFORMIX CORP COM                                                     5,318                    5,719
            INFOSPACE INC COM                                                    18,298                   85,600
            INSIGHT HEALTH SVCS CORP                                              8,400                    7,350
            INSITE VISION INC                                                     2,868                    2,750
            INTEL CORP CALIF                                                    260,938                  327,604
            INTERDIGITAL COMMUNICATIONS CORP                                     11,578                   46,725
            INTERMEDIA COMMUNICATIONS                                             5,336                    7,763
            IBM CORP COM                                                        613,393                  385,564
            INTERNATIONAL INTERNET INC COM                                          400                      936
            INTERNATIONAL RECTIFIER CORP COM                                      1,057                    1,040
            INTERNATIONAL SPEEDWAY CORP CL A                                      1,822                    1,511
            INTERNET CAP GROUP INC COM                                           48,770                   67,320
            ISIS PHARMACEUTICALS                                                    129                       63
            IVILLAGE INC COM                                                     10,671                    6,075
            JDS UNIPHASE CORP COM                                                53,821                  127,114
            JFAX.COM INC COM                                                      1,162                    1,008
            JOHNSON & JOHNSON COM                                                10,089                   10,271
            K MART CORP COM                                                       4,192                    3,190
            KERAVISION INC                                                       27,686                    6,609
            KEY ENERGY SERVICES INC COM                                          37,500                   41,500
            KINDER MORAN INC KANS COM                                            13,096                   20,188
            KNIGHT/TRIMARK GROUP INC CL A                                       234,448                  263,350
            LS CAP CORP COM                                                     105,000                       31
            LMKI INC                                                              9,992                    6,897
            LSI INDS INC OHIO COM                                                 4,988                    4,541
            L-3 COMMUNICATIONS HLDGS INC COM                                      4,656                    4,163
            LANVISION SYS INC                                                     2,682                      825
            LAS VEGAS ENTMT NTWK  NEW COM                                         2,161                    4,454
            LEXMARK INTL GROUP INC CL A                                          13,912                   18,100
            LILLY ELI & CO COM                                                    3,565                    3,325
            LINMORE INC COM                                                       5,966                    5,966
            LUCENT TECHNOLOGIES INC COM                                       1,007,170                1,280,798
            LYCOS INC                                                            27,379                   58,876

                                                                              S5

                        CBS EMPLOYEE INVESTMENT FUND
Schedule H, Part IV, Line 4(i) - Schedule of Assets Held for Investment Purposes
                            As of December 31, 1999
--------------------------------------------------------------------------------

         (b)  Identity of Issue, Borrower, or Similar Party                          (e) Current
(a)      (c)  Description of Investment                             (d) Cost              Value
 -     ------------------------------------------------------     ------------       ------------------
            MCI WORLDCOM INC COM                                       100,153                   99,651
            MGI SOFTWARE INC COM                                         3,667                    4,200
            MTR GAMING GROUP INC COM                                       711                      613
            MAKER COMMUNICATIONS INC COM                                 6,021                    8,550
            MANITOWAC INC COM                                              493                      408
            MARTHA STEWART LIVING OMNIMEDIA CL A                           380                      240
            MECON INC COM                                                7,955                   10,813
            MEDITRUST PAIRED CTF NEW 1 COM                              39,916                   16,500
            MERCK & CO INC COM                                          16,101                   14,119
            MERIX CORP                                                   1,331                    1,100
            MERRILL LYNCH & CO INC                                      69,382                   85,812
            METRICOM INC                                                22,836                   24,610
            METROMEDIA FIBER NETWORK CL A                               66,195                   91,657
            MICROSOFT CORP COM                                       1,089,860                1,519,968
            MICROS TO MAINFRAMES INC                                     8,741                   10,538
            MICROSTRATEGY INC CL A                                       6,544                   33,600
            MICRON TECHNOLOGY INC COM                                   16,482                   15,550
            MINDSPRING ENTERPRISES                                      29,783                   19,672
            MINNESOTA MNG & MFG CO COM                                   5,694                    6,558
            MOBIUS MGMT SYS INC COM                                      6,146                    3,969
            MOMENTUM BUSINESS APPLICATIONS A                               536                      252
            MONSANTO CO COM                                             33,827                   25,161
            MORGAN J P & CO INC COM                                      3,058                    3,546
            MOTOROLA INC COM                                            40,571                   63,023
            MPHASE TECHNOLOGIES INC COM                                114,076                  134,058
            MUSIC MAKER COM INC COM                                        992                      558
            NBC INTERNET INC CL A                                        4,990                    4,867
            NCR CORP NEW                                                 6,563                    5,417
            NATIONAL SCIENTIFIC CORP COM                                26,027                   18,750
            NATIONWIDE HEALTH PPTYS INC COM                             40,668                   27,500
            NAVARRE CORP                                                 5,548                    2,875
            NETBANK INC COM                                              3,090                    2,109
            NETWORKS ASSOCIATES INC                                     58,778                   58,392
            NETMANAGE INC COM                                            8,250                   14,813
            NETRIX CORP COM                                              6,740                    5,901
            NETOPRIX CORP                                                6,031                   10,680
            NETWORK APPLIANCE INC COM                                   40,101                   49,838
            NETWORK SOLUTIONS INC COM                                    5,665                   10,879
            NETZERO INC COM                                              1,240                    1,347
            NEUROCRINE BIOSCIENCES INC COM                               1,966                    4,950
            NEW ERA OF NETWORKS INC COM                                 12,475                    9,525
            NEW TEL LTD SPONSORED ADR                                   41,695                   41,695

                                                                             S6

                        CBS EMPLOYEE INVESTMENT FUND
Schedule H, Part IV, Line 4(i) - Schedule of Assets Held for Investment Purposes
                            As of December 31, 1999
--------------------------------------------------------------------------------

         (b)  Identity of Issue, Borrower, or Similar Party                             (e) Current
(a)      (c)  Description of Investment                                  (d) Cost           Value
 -     ------------------------------------------------------        ------------      -------------------
         NEW VISUAL ENMT INC COM                                              380                    1,100
         NEWBRIDGE NETWORKS CORP COM                                       10,215                   11,281
         NEWS CORP LTD ADR NEW COM                                          2,972                    3,825
         NEXELL THERAPEUTICS INC COM                                        1,982                    1,250
         NOKIA CORP SPON ADR COM                                          137,423                  228,893
         NORSTAR GROUP INC COM NEW                                          9,844                    4,725
         NORTEL NETWORKS CORP COM                                          81,620                   92,920
         NORTHEAST UTILS COM                                               17,924                   20,563
         NOVELLUS SYS INC                                                   2,705                    6,128
         OBJECTSOFT CORP COM NEW                                              437                       56
         OFFICIAL PMTS CORP COM                                             4,292                    7,800
         OMEGA HEALTHCARE INVS INC COM                                     25,881                   12,688
         ONHEALTH NETWORK CO COM                                            8,419                    7,150
         ORACLE CORPORATION COM                                           163,842                  300,888
         PMC SIERRA INC                                                     8,418                   16,031
         PANAMERICAN BANCORP COM                                              545                       80
         PARTY CITY CORP                                                    1,444                       89
         PAYCHEX INC COM                                                    9,163                   12,000
         PEAPOD INC COM                                                     3,872                    3,019
         PEOPLESOFT INC COM                                                20,890                   23,444
         PEPSI BOTTLING GROUP INC COM                                       3,582                    3,313
         PEPSICO INC COM                                                   31,795                   28,200
         PFIZER INC COM                                                   361,877                  303,370
         PHILIP MORRIS COS INC COM                                         19,349                   12,144
         PIER 1 IMPORTS INC COM                                             7,961                    5,234
         PLUM CREEK TIMBER CO INC COM                                      81,800                   70,000
         PRANDIUM INC COM                                                     844                      212
         PRICELINE COM INC COM                                             51,125                   30,178
         PRINCETON VIDEO IMAGE INC COM                                     11,625                   13,168
         PRO NET LINK CORP                                                 14,922                    8,124
         PRODIGY COMMN CORP COM                                             4,433                    1,938
         PSINET INC                                                        11,933                   18,525
         PURCHASEPRO COM INC COM                                          806,937                1,113,750
         QLOGIC CORP                                                       13,625                   27,179
         QUALCOMM INC                                                   2,066,659                3,371,033
         QUEPASA COM INC OC-COM                                             9,163                   10,150
         QWEST COMMUNICATIONS INTL INC                                     85,882                  103,759
         RCN CORP COM                                                       2,384                    4,850
         RMI NET INC COM                                                   18,777                   12,053
         RF MICRO DEVICES INC COM                                          25,154                   27,375
         RAINFOREST CAFE INC COM                                               91                       60
         RAMBUS INC DEL COM                                                 5,909                    6,204

                                                                             S7

                        CBS EMPLOYEE INVESTMENT FUND
Schedule H, Part IV, Line 4(i) - Schedule of Assets Held for Investment Purposes
                            As of December 31, 1999
--------------------------------------------------------------------------------

         (b)  Identity of Issue, Borrower, or Similar Party                          (e) Current
(a)      (c)  Description of Investment                             (d) Cost              Value
 -     ------------------------------------------------------     ------------       ------------------
          RAZORFISH INC CL A COM                                         2,277                    6,088
          REAL NETWORKS INC COM                                         31,328                   46,681
          REMEDY CORP COM                                                6,829                   14,213
          RESEARCH FRONTIERS INC                                         8,190                   11,109
          RETEK INC COM                                                 10,647                    7,525
          RITE AID CORP COM                                             16,135                   22,307
          ROBOTIC VISION SYS INC                                           683                      925
          ROCKPORT HEATLHCARE GROUP INC COM                                615                      188
          SBC COMMUNICATIONS INC COM                                     5,189                    4,875
          SAFEGUARD SCIENTIFICS INC                                     28,242                   32,600
          SCANDINAVIA INC                                               41,510                  102,258
          SCHAWK INC CL A                                               12,017                   10,200
          SCHERING PLOUGH CORP COM                                       4,499                    3,814
          SCHLUMBERGER LTD                                              19,887                   28,063
          SCHWAB CHARLES CORP NEW COM                                   35,244                   25,475
          SCIENTIFIC ATLANTA INC                                         9,757                    9,499
          SEACHANGE INTL INC                                            13,409                   26,531
          SEARS ROEBUCK & CO COM                                         1,540                    1,125
          SENIOR HSG PPTYS TR SH BEN INT                                 3,922                    3,094
          SIDEWARE SYS INC COM                                          11,453                    9,825
          SIEBEL SYS INC                                                 8,703                    8,400
          SILICON IMAGE INC COM                                          3,693                    9,809
          SOLECTRON CORP                                                15,143                   19,025
          SOURCE MEDIA INC COM NEW                                         181                      185
          SOUTH ATLANTIC RES LTD COM                                     7,502                    8,113
          SPEEDWAY MOTORSPORTS INC COM                                   2,334                    2,282
          SPORTSLINE.COM INC COM                                         1,799                    2,557
          STARBASE CORP                                                  1,546                    3,281
          STARMEDIA NETWORK INC COM                                      6,700                    8,013
          STARNET COMMUNICATIONS INTL INC COM                            1,988                      338
          STRATEGIC DISTR INC                                            5,832                    2,875
          STRUTHERS INC COM NEW                                            460                      490
          SUN MICROSYSTEMS INC COM                                     221,948                  430,243
          SUNRISE TECHNOLOGIES INTL INC                                 11,508                   29,531
          SURMODICS INC COM                                              5,958                    6,000
          SYBASE INC COM                                                 5,560                    6,800
          SYNOPSYS INC COM                                               2,437                    3,338
          SYNTEL INC COM                                                 3,371                    3,238
          TCI SATELLITE ENTMT INC CL A                                     790                    1,600
          TCSI CORP                                                        862                      797
          TMEX USA INC COM                                               2,222                    1,400
          TALX CORP                                                      5,519                    5,300

                                                                             S8

                        CBS EMPLOYEE INVESTMENT FUND
Schedule H, Part IV, Line 4(i) - Schedule of Assets Held for Investment Purposes
                            As of December 31, 1999
--------------------------------------------------------------------------------

         (b)  Identity of Issue, Borrower, or Similar Party                         (e) Current
(a)      (c)  Description of Investment                              (d) Cost           Value
 -     ------------------------------------------------------      -------------     --------------------
         TANDY CORP COM                                                    5,063                    4,919
         TECH DATA CORP COM                                               12,540                   13,563
         TECHNICLONE INTL CORP NEW                                        51,082                   21,771
         TEGAL CORP COM                                                    2,102                    1,548
         TELLABS INC COM                                                  19,465                   19,256
         TENKE MNG CORP COM NEW                                            4,033                    2,728
         TEXACO INC COM                                                    1,590                    1,629
         TEXAS INSTRS INC COM                                             28,804                   41,259
         3COM CORP COM                                                    16,737                   21,385
         TIME WARNER INC COM                                              18,325                   19,452
         TITAN CORP                                                        2,196                   13,012
         TIVO INC COM                                                      7,269                    5,873
         TOPJOBS NET.PCL SPON ADR                                          3,662                    1,513
         TOPPS INC                                                        13,451                   14,089
         TOTALAXCESS COM INC COM                                           1,300                      360
         2THEMART COM INC COM                                             37,861                    9,938
         TOTAL ENTMT INC COM                                               1,328                      202
         TRIBUNE CO NEW COM                                                1,022                    1,101
         TRIKON TECHNOLOGIES INC COM NEW                                   6,952                    5,201
         TRIMERIS INC COM                                                 10,922                   14,175
         TRIQUINT SEMICONDUCTOR INC COM                                    8,709                   11,125
         TYCO INTL LTD NEW COM                                           217,578                  269,256
         USA TALK COM INC COM                                             35,194                      180
         UBID INC COM                                                      3,549                    2,650
         UNION PAC CORP COM                                                  507                      491
         UNITED ENERGY CORP NEV COM NEW                                   17,745                   15,469
         UNITED PARCEL SVC INC CL B                                       19,650                   20,493
         UNITED STATES CELLULAR CORP                                       3,526                    3,533
         UNIVERSAL HLTH RLTY SH BEN INT                                   60,001                   43,875
         UNIVISION COMMUNICATIONS INC CL A                                 7,668                   11,445
         USABANCSHARES.COM INC COM                                         2,212                    2,071
         VALUEVISION INTL INC CL A                                         5,732                    8,597
         VAN KAMPEN FOCUS PORTFOLIOS                                         945                    2,811
         UNIT 140 INTERNET TR SER 13
         VARCO INTL INC COM                                                1,118                    1,019
         VARI-L INC                                                        4,640                    6,850
         VELTEX CORP COM                                                   1,240                      233
         VENCOR INC NEW                                                    1,911                      227
         VERISIGN INC COM                                                  2,425                    5,729
         VERTEL CORP COM                                                   5,098                    2,719
         VERTEX PHARMACEUTICALS INC COM                                   10,174                   10,500
         VERTICALNET INC OC-COM                                            2,210                    8,200

                                                                             S9

                        CBS EMPLOYEE INVESTMENT FUND
Schedule H, Part IV, Line 4(i) - Schedule of Assets Held for Investment Purposes
                            As of December 31, 1999
--------------------------------------------------------------------------------

         (b)  Identity of Issue, Borrower, or Similar Party                         (e)  Current
(a)      (c)  Description of Investment                              (d) Cost             Value
 -     ------------------------------------------------------      -------------     --------------------
*        VIACOM INC COM                                                   74,263                   88,239
         VIATEL INC                                                       20,289                   21,450
         VIGNETTE CORP COM                                                 9,837                   16,300
         VIRTUAL TECH CORP                                               212,559                  187,500
         VIRTUAL SELLARS COM INC                                          22,878                   20,250
         VISHAY INTERTECHNOLOGY INC COM                                   29,139                   31,625
         VISX INC DEL                                                      8,499                    6,469
         VITESSE SEMICONDUCTOR CORP COM                                    2,490                    5,244
         WAL MART STORES INC                                              51,354                   63,216
         WALGREEN CO                                                      54,666                   59,378
         WEBB INTERACTIVE SVCS INC COM                                    16,211                   22,204
         WINFIELD CAP CORP COM                                             5,262                    4,689
         WORDCRUNCHER PUBG TECHNOLOGIES INC COM                            6,892                    1,323
         WORLDGATE COMMUNICATIONS INC COM                                 21,338                   28,967
         WORLD WRESTLING FEDN ENTMT INC CL A                               5,685                    3,450
         XCEED INC COM                                                    27,134                   41,500
         XILINX INC COM                                                   19,637                   24,735
         XEROX CORP COM                                                   63,879                   64,501
         YAHOO INC                                                       140,492                  368,962
         YESMAIL COM INC COM                                               1,112                    1,691
         YORK GROUP INC                                                      194                       89
         ZIXIT CORP COM                                                    4,609                    3,963
         ZOMAX INC                                                        10,325                   13,575
         CARLTON COMMUNICATIONS PLC ADR                                   23,375                   20,125
         ANZ EXCH PFD TR II TR UNIT                                       23,751                   21,313
         ABN AMRO CAP FDG TR I GTD TR                                     23,061                   20,813
         AMERICAN ANNUITY GROUP CAP TR                                    25,129                   23,000
         AMERICAN RE CAP GTD QUARTERLY                                    25,066                   24,000
         BERGEN CAP TR I TOPRS 7.80%                                      20,242                   12,688
         CANADIAN OCCIDENTAL PETR PFD                                     26,257                   23,250
         EQUITY RESDTL PPTYS TR PFD                                       24,064                   21,313
         FARMERS GRP CAP GTD QUARTERLY                                    24,878                   22,500
         FIRST INDL RLTY TR DEPST PFD D                                   20,618                   17,500
         GREAT-WEST LIFE & ANNTY INS                                      22,341                   19,625
         HERCULES TR TOPRS 9.42%                                          25,693                   20,813
         HOUSEHOLD CAP TR ORIGINATED PF                                   25,066                   22,625
         NOVA CHEMICALS CORP PFD SECS 9.040%                              25,380                   20,125
         OMEGA HEALTHCARE INVS INC PFD SER A 9.25%                        22,873                   12,125
         PLACER DOME INC CDN ORIGINATED PFD                               24,127                   17,500
         PROLOGIS TR PFD SH BEN INT SER A                                 24,252                   20,000
         ROYAL BK SCOTLAND GRP PLC SPON                                   25,066                   22,000
         SHAW COMMNS US$ CDN                                              25,380                   19,250

                                                                            S10

                        CBS EMPLOYEE INVESTMENT FUND
Schedule H, Part IV, Line 4(i) - Schedule of Assets Held for Investment Purposes
                            As of December 31, 1999
--------------------------------------------------------------------------------

         (b)  Identity of Issue, Borrower, or Similar Party                         (e)  Current
(a)      (c)  Description of Investment                              (d) Cost             Value
 -     ------------------------------------------------------      -------------     --------------------
         SUNCOR INC US$ PFD SECS 9.125%                                   25,693                   21,250
         TRANSCANADA CAP TOPR 8.75%                                       51,010                   45,188
         UNUMPROVIDENT PFD 8.8% SER A                                     24,941                   22,625
         WESTPAC CAP TR I 8% TOPICS                                       24,127                   21,625
         LERNOUT & HAUSPIE SPEECH PRO                                      1,266                    1,388
         DAIMLER CHRYSLER AG ORD                                             865                      702
         CHINA COM CORP CL A                                              61,207                   85,465
         XCELERA COM INC COM                                              17,347                   13,950
         GLOBAL CROSSING LTD                                             159,703                  199,600
         GLOBALSTAR TELECOMMUNICATIONS LTD COM                            28,747                   45,672
         IRIDIUM WORLD COMM INC                                            2,840                      185
         LORAL SPACE & COMMUNICATIONS N Y COM                             10,589                   14,588
         QIAO XING UNIVERSAL TELE INC                                      9,498                    5,091
         TOMMY HILFIGER CORP COM                                           2,378                    2,338
         TRANSOCEAN SEDCO FOREX INC COM                                   98,300                   20,105
         OPTIBASE LTD COM                                                  4,832                    7,226
         TTI TEAM TELECOM INTL LTD                                         5,532                    9,063
         KPN QWEST NV                                                      5,330                    7,841
         KOREA THRUNET CO LTD CL A                                        11,674                    9,503
         PACIFIC INTERNET COM                                              8,361                    7,979
                                                                   -------------     --------------------
         TOTAL CORPORATE STOCK -- COMMON                             146,560,778              237,792,347
                                                                   -------------     --------------------

         LOANS TO PARTICIPANTS --OTHER
         -----------------------------
              CBS CORP LOANS TO PARTICIPANTS                                   -               17,595,720
                                                                   -------------     --------------------
         TOTAL LOANS TO PARTICIPANTS -- OTHER                                  -               17,595,720
                                                                   -------------     --------------------

         UNALLOCATED INSURANCE CONTRACTS
         -------------------------------
         NEW YORK LIFE GAC #GA-06563002                               14,346,890               14,346,890
         7.45%  06/30/2000
         NEW YORK LIFE GIC #GS-06563                                   8,480,583                8,480,583
         7.55% 06/30/2000
         PRUDENTIAL GP ANTY GA-8086-211                               37,507,611               37,507,611
         6.64%  07/01/2001
         JOHN HANCOCK MUTUAL LIFE #8379                               41,747,504               41,747,504
         6.15%  06/30/2001
         ALLSTATE LIFE INS CO                                         10,535,723               10,535,723
         6.67%  04/11/2001
         MONUMENTAL SYN CONT BDA00331TR                               60,447,131               60,447,131
         7% 11/05/2001
         ALLSTATE LIFE INS CO CONTRACT                                53,061,176               53,061,176
         5.45%  08/15/2003
         STATE STREET BANK & TRUST GIC                                66,750,515               66,750,515
         5.36%    8/19/2003

                                                                            S11

                         CBS EMPLOYEE INVESTMENT FUND
Schedule H, Part IV, Line 4(i) - Schedule of Assets Held for Investment Purposes
                            As of December 31, 1999
--------------------------------------------------------------------------------

         (b)  Identity of Issue, Borrower, or Similar Party                         (e)  Current
(a)      (c)  Description of Investment                              (d) Cost             Value
 -   --------------------------------------------------------      --------------     --------------------
       JOHN HANCOCK MBIA INSD 8379                                     22,373,318               22,373,318
       7%         06/03/2001
       NEW YORK LIFE MBIA INS#6563002                                  37,978,996               37,978,996
       7.25%      06/30/2000
       TRANSAMERICA LIFE INS #76894                                    28,115,830               28,115,830
       6.12%     12/31/2099
       CHASE SYNTH #401811                                             34,041,781               34,041,781
       5.82%     02/14/2004
       UBS AG CONTRACT #5034                                            2,007,779                2,007,779
       5.9%     11/22/2005
                                                                   --------------     --------------------
     TOTAL UNALLOCATED INSURANCE CONTRACTS                            417,394,837              417,394,837
                                                                   --------------     --------------------

     COMMON/COLLECTIVE TRUST
     -----------------------
       OPPENHEIMER STRATEGIC FDS TR INCOME                                      9                        8
       FD CL A
       SPAIN FD INC COM                                                     9,356                    9,030
       TBC INC POOLED EMPLOYEE FUNDS                                   18,389,039               18,389,039
       DAILY LIQUIDITY FUND
       CASH HELD AT WELLS FARGO BANK                                          146                      146
       STATE STREET EAFE FUND                                           8,226,011                9,597,352
       BARCLAY EQUITY INDEX FUND F                                    355,346,269              532,344,750
       J P MORGAN LARGE COMPANY FUND                                   32,268,217               40,301,196
                                                                   --------------     --------------------
     TOTAL COMMON/COLLECTIVE TRUST                                    414,239,048              600,641,521
                                                                   --------------     --------------------

     REGISTERED INVESTMENT COMPANIES
     -------------------------------
        AIM EQUITY FDS INC CONSTELLATI FD CL A SHS                          2,228                    2,594
        ALLIANCE PREMIERE GROWTH FD CL A                                   20,741                   28,054
        AMERICAN CENTY MUT FDS ULTRA                                       73,663                   96,792
        TWENTIETH CENTY ULTRA FD INV
        BARON ASSET FUND SH BEN INT                                       165,404                  175,374
        CORPORATE HIGH YIELD FD III INC COM                                49,878                   40,000
        DFA INVT DIMENSIONS GROUP INC                                  19,257,327               19,934,921
        U S 6-10 SMALL CO PORTFOLIO
*       DREYFUS 100% US TREAS MM FD                                     2,916,904                2,916,904
*       DREYFUS/LAUREL PREM MIDCAP A PREMIER                                9,930                   10,445
*       MIDCAP STK FD CL A
*       DREYFUS/LAUREL DISC STK FD R                                        3,271                    3,905
*       DREYFUS TECHNOLOGY GROWTH FD                                      156,287                  258,271
*       DREYFUS NEW LEADERS FUND                                            4,606                    5,785
        FIDELITY COMWLTH TR LARGE CAP STK FD                                6,001                    7,908
        FIDELITY CHARLES STR TR ASSET MANAGER                              31,747                   32,709

                                                                            S12

                        CBS EMPLOYEE INVESTMENT FUND
Schedule H, Part IV, Line 4(i) - Schedule of Assets Held for Investment Purposes
                            As of December 31, 1999
--------------------------------------------------------------------------------

         (b)  Identity of Issue, Borrower, or Similar Party                           (e) Current
(a)      (c)  Description of Investment                             (d) Cost              Value
 -   --------------------------------------------------------     -------------       ------------------
             FIDELITY HASTINGS STR TR GROW & INC                          3,497                    3,527
             II PORTFOLIO
             FIDELITY MT VERNON STR TR GROWTH CO FD                       9,432                   13,919
             FIDELITY MT VERNON STR TR GROWTH CO FD                      40,397                   48,407
             FIDELITY SECS FD GROWTH & INCOME PORTFOLIO                  33,868                   36,854
             FIDELITY SECS FD BLUE CHIP GRWOTH FD                         8,424                    9,461
             FIDELITY SELECT PORTFOLIOS TECHNOLOGY PORTFOLIO             33,302                   56,034
             FIDELITY SELECT PORTFOLIOS                                   6,193                    6,141
             HEALTH CARE PORTFOLIO
             FIDELITY SELECT PORTFOLIOS DEVELOPING                       33,518                   50,187
             COMMNTS PORTFOLIO
             FIDELITY SELECT PORTFOLIOS                                   1,313                      945
             REG BKS PORTFOLIO
             FIDELITY SELECT PORTFOLIOS                                   5,535                    4,979
             ENERGY SVC PORTFOLIO
             FIDELITY SELECT PORTFOLIOS                                   4,717                    5,015
             BROKERAGE &INVT MGMT PORTFOLIO
             FIDELITY SELECT PORTFOLIOS ELE PORTFOLIO                    32,111                   37,280
             FIDELITY SELECT PORTFOLIOS                                  13,709                   25,954
             COMPUTERS PORTFOLIO
             FIDELITY UN STR TR EXPORT CO FD                              5,090                    6,193
             FIRSTHAND FDS TECHNOLOGY VALUE FD                            3,535                    3,635
             FRANKLIN REAL ESTATE SECS TR SBI ADVISOR CL                 13,632                   11,999
             HARRIS ASSOC INVT TR OAKMARK SELECT FD                      58,468                   48,215
             INVESCO MULTIPLE ASSET FDS INC BALANCE FD                    3,208                    3,760
             JANUS INVT FD SH BEN INT                                    78,556                  109,707
             JANUS INVT FD GROWTH & INCOME FD                             6,633                    9,009
             JANUS INVT FD WORLDWIDE FD                                  76,384                  106,431
             JANUS INVT FD TWENTY FD                                    229,499                  329,102
             JANUS INVT GLOBAL TECH FD                                  246,768                  333,366
             JANUS INVT FD SPL SITUATIONS                                 3,558                    4,202
             JANUS INVT FD OLYMPUS FD                                    47,856                   75,829
             JANUS INVT FD MERCURY FD                                    90,681                  124,418
             JANUS INVT FD BALANCED FD                                    4,392                    4,835
             KAUFMANN FD INC COM                                         54,773                   54,231
             MUNDER FDS INC NETNET FD CL A                               35,506                   72,956
             NASDAQ 100 TR UNIT SER 1                                    48,857                   73,100
             NAVELLIER PERFORMANCE FDS MID CAP                           57,370                   82,777
             GROWTH PORTFOLIO


                                                                            S13

                         CBS EMPLOYEE INVESTMENT FUND
Schedule H, Part IV, Line 4(i) - Schedule of Assets Held for Investment Purposes
                            As of December 31, 1999
================================================================================

         (b)  Identity of Issue, Borrower, or Similar Party                                  (e) Current
(a)      (c)  Description of Investment                                 (d) Cost                   Value
--   ---------------------------------------------------------       -----------                  -------
       NAVELLIER PERFORMANCE FDS LARGE CAP GROWTH                         12,804                   17,493
       PORTFOLIO
       NEUBERGER & BERMAN EQUITY FDS GENESIS FD                            9,926                    9,544
       NEW PERSPECTIVE FD INC COM                                         27,493                   31,405
       OPPENHEIMER CHAMPION INC FD A                                      23,534                   21,911
       PBHG FDS INC TECHNOLOGY & COMMUNICATIONS FD                        21,035                   22,043
       PBHG FDS INC LARGE CAP 20 FD                                       16,035                   16,848
*      DREYFUS S&P MIDCAP INDEX                                           26,513                   26,012
       PRICE T. ROWE GROWTH STK FD INC COM                                30,800                   32,652
       ROWE T PRICE CAP APPRECIATION FD SH BEN INT                        27,923                   25,079
       ROWE T PRICE BLUE CHIP GROWTH FD INC COM                           11,288                   14,203
       ROWE T PRICE DIVID GROWTH FD INC COM                                5,715                    5,300
       ROWE T PRICE EQUITY INCOME FD SH BEN INT                           71,818                   64,376
       ROWE T PRICE MID CAP GROWTH FD INC COM                             10,881                   13,768
       ROWE T PRICE SCIENCE & TECH FD INC CAP STK                          6,909                    7,578
       RYDEX SER TR OTC FD                                                51,939                   80,275
       SCUDDER INTL FD INC GREATER EUROPE GROWTH FUND                     12,937                   19,125
       SELIGMAN COMMUNICATIONS & INFORMATION FD INC CL                     5,314                    7,351
       A SHS
       TEMPLETON GLOBAL REAL ESTATE FD SH BEN                              6,178                    5,914
       INT CL I
       VAN WAGONER FDS INC MICRO-CAP FD                                   54,838                   84,596
       VAN WAGONER FDS INC EMERGING GROWTH FDS                            71,347                  112,587
       VAN WAGONER FDS INC POST VENTURE FD                                10,000                   11,402
       VAN WAGONER FDS TECH FD                                             5,049                    6,041
       VANGUARD STAR FD CONSERVATIVE GROWTH PORTFOLIO                  6,039,734                6,224,900
       VANGUARD STAR FD MODERATE GROWTH PORTFOLIO                     50,693,473               59,796,134
       VANGUARD STAR FD GROWTH PORTFOLIO                              14,440,148               16,691,116
       VANGUARD WORLD FD US GROWTH PORTFOLIO                              29,432                   35,530
       VANGUARD GROWTH & INC PTF                                           9,995                   12,277
       VANGUARD BALANCED INDEX FD INC COM                                  3,035                    3,220
       VANGUARD/WINDSOR FD INC II                                          8,073                    6,543
       VANGUARD/WINDSOR II PORTFOLIO
       VANGUARD INTL EQUITY INDEX FD INC PAC PORTFOLIO                   274,620                  370,459
       VANGUARD INDEX TR GROWTH PORTFOLIO                                 16,728                   19,785
       WARBURG PINCUS JAPAN GROWTH FD                                     15,134                   29,991
       WASHINGTON MUT INVS FD INC                                         36,349                   32,402
                                                                   --------------          ---------------
       TOTAL REGISTERED INVESTMENT COMPANIES                           96,075,765             109,123,990
                                                                   --------------          --------------
                                GRAND TOTAL                        $1,074,270,851          $1,382,548,837
                                -----------                        ==============          ==============

*  Denotes party in interest.
                                                                             S14

                         CBS EMPLOYEE INVESTMENT FUND
     Schedule H - Part IV Line 4(j) - Schedule of Reportable Transactions
                     For the year ended December 31, 1999
================================================================================

c
(a) Identity of Party Involved                       (c) Purchase       (d) Selling        (g) Cost of         (i) Net Gain
(b) Description of Asset                                Price              Price              Assets           or (Loss)
----------------------------------                   -------------      ---------------     -------------      -------------
TBC INC POOLED EMPLOYEE FUNDS
 DAILY LIQUIDITY FUND                                 $327,974,438         $          -       $          -       $         -

TBC INC POOLED EMPLOYEE FUNDS
 DAILY LIQUIDITY FUND                                            -          321,858,091        321,858,091                 -

CBS CORP COM                                            45,747,210                    -                  -                 -

CBS CORP COM                                                     -           46,044,527         31,116,190        14,928,337

DREYFUS 100% US TREAS MM FD                             31,494,524                    -                  -                 -

DREYFUS 100% US TREAS MM FD                                      -           30,971,362         30,971,362                 -

INFINITY BROADCASTING NEW CL A                          52,318,667                    -                  -                 -

INFINITY BROADCASTING NEW CL A                                   -           37,881,136         35,567,539         2,313,597

BSDT-LATE MONEY DEP ACCT VAR RT                         32,490,468                    -                  -                 -

BSDT-LATE MONEY DEP ACCT VAR RT                                  -           32,460,464         32,460,464                 -

AETNA LIFE INS GIC #LT13789
 6.81%     07/01/2005                                    2,923,415                    -                  -                 -

AETNA LIFE INS GIC #LT13789
 6.81%     07/01/2005                                            -           92,053,235         92,053,235                 -

                                                                             S15

                         CBS EMPLOYEE INVESTMENT FUND
Schedule H - Part IV Line 4(j) - Schedule of Reportable Transactions
                     For the year ended December 31, 1999
================================================================================

(a) Identity of Party Involved                       (c) Purchase       (d) Selling        (g) Cost of         (i) Net Gain
(b) Description of Asset                                Price              Price              Assets           or (Loss)
----------------------------------                   -------------      ---------------     -------------      ------------
JOHN HANCOCK MUTUAL LIFE #8379
6.15%   06/30/2001                                      24,522,662                    -                 -                 -

JOHN HANCOCK MUTUAL LIFE #8379
6.15%   06/30/2001                                               -           51,815,519        51,815,519                 -

STATE STREET BANK & TRUST GIC
5.36%   8/19/2003                                       49,522,289                    -                 -                 -

STATE STREET BANK & TRUST GIC
5.36%   8/19/2003                                                -           12,896,379        12,896,379                 -

CHASE SYNTH #401811
5.82%     02/14/2004                                    47,497,761                    -                 -                 -

CHASE SYNTH #401811
5.82%     02/14/2004                                             -           13,455,980        13,455,980                 -

BARCLAY EQUITY INDEX FUND F                             34,754,568                    -                 -                 -

BARCLAY EQUITY INDEX FUND F                                      -           65,846,716        48,520,756        17,325,960

                                                                             S16